                                                              EXHIBIT (a)(1)(xv)


                               CNET NETWORKS, INC.

                                SUPPLEMENT TO THE
        OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON
       STOCK HAVING AN EXERCISE PRICE OF GREATER THAN $12.00 FOR A LESSER
                  NUMBER OF NEW OPTIONS TO BE GRANTED AT LEAST
                  SIX MONTHS AND ONE DAY FROM THE CANCELLATION
                           OF THE SURRENDERED OPTIONS

        THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 P.M. PACIFIC TIME
            ON FRIDAY, JULY 26, 2002 UNLESS THIS OFFER IS EXTENDED BY
                               CNET NETWORKS, INC.


         CNET Networks, Inc. hereby supplements and amends the Offer to Exchange Certain Outstanding Options dated June 26, 2002 as follows:

INTRODUCTION

         On July 16, 2002, the last reported sale price of the common stock on the Nasdaq National Market was $1.79 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

4. PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

         Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the tender of options for exchange. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. We also reserve the right to waive any of the conditions of this Offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. If we waive any of the conditions of this Offer we will do so for all option holders. No election to exchange options will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

5. WITHDRAWAL RIGHTS.

         You can also withdraw your options tendered for exchange after the expiration of this Offer if we have not provided notice that we have cancelled options tendered for exchange by 9:00 p.m. Pacific Time on August 21, 2002.


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6. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

         Once your options have been accepted for exchange, you will receive a rights letter promptly following the expiration of this Offer confirming that your options have been accepted for exchange and cancelled and summarizing your rights as a participant in the exchange program, including the number of shares of our common stock that your new options will entitle you to purchase.

9. INFORMATION CONCERNING CNET NETWORKS, INC.

         Additional Financial Information. We have provided the following additional financial information for your reference. Numbers are in thousands, except for share data.

I. SUMMARY FINANCIAL DATA

(000'S, EXCEPT SHARE DATA)

                                         Year ended December 31,                Quarter ended March 31,
                                 ----------------------------------    ----------------------------------
                                      2001               2000               2001                2000
                                 ---------------    ---------------    ---------------    ---------------
Current assets                   $       226,166    $       404,445    $       367,098    $       777,804
Noncurrent assets                        588,614          2,457,916          2,135,677          1,021,205
Current liabilities                       87,625            124,403             76,804            264,224
Noncurrent liabilities                   183,656            185,185            215,904            233,387
Revenues                                 285,805            264,019             75,152             44,366
Cost of revenues                         178,085             86,700             42,762             17,520
Loss before extraordinary
item                                  (1,983,228)          (483,980)          (316,575)           (27,690)
Net loss                              (1,989,488)          (483,980)          (316,575)           (27,690)
Basic and diluted loss per
share before extraordinary
item (1)                         $        (14.47)   $         (5.18)   $         (2.33)   $         (0.36)
Basic and diluted loss per
share (1)                        $        (14.52)   $         (5.18)   $         (2.33)   $         (0.36)
Ratio of earnings to fixed
charges (2)                                   --                 --                 --                 --
Deficiency of earnings to
cover fixed charges (2)          $    (2,047,885)   $      (593,579)   $      (341,632)   $       (27,690)
Book value per share (3)         $          3.93    $         18.89    $         16.16    $         15.19

(1) Basic net income (loss) per share is computed using the weighted average number of outstanding shares of common stock and diluted net income (loss) per share is computed using the weighted average number of outstanding shares of common stock and common stock equivalents during the period, to the extent that such common stock equivalents are not anti-dilutive. Common stock equivalents, which are anti-dilutive, are excluded from the computation of diluted net income (loss) per share.

(2) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income from continuing operations adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense and amortization of financing costs, the estimated interest component of rental expense on operating leases and preferred stock dividends. If the ratio of earnings to fixed charges is less than one-to-one, then the amount of the deficiency is presented.



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(3)      Book value per share is computed using the number of outstanding shares of common stock at the end of each respective period. Book value per share does not include the effect of options or other common stock equivalents outstanding during the period.


23. ADDITIONAL INFORMATION

         Additional documents that we may file with the SEC, including periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements, between the date of this Offer and the expiration time of this Offer are not incorporated by reference into this Offer. New material information, if any, will be provided in an amended Schedule TO.

CNET Networks, Inc. July 17, 2002



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                                   SCHEDULE A

                            CONDITIONS OF THIS OFFER

Notwithstanding any other provision of this Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend this Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to certain limitations, if at any time on or after June 26, 2002 and prior to the expiration time any of the following events has occurred or, in our reasonable judgment, has been determined by us to have occurred, regardless of the circumstances giving rise thereto:

(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the options elected for exchange pursuant to this Offer or the issuance of new options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of CNET or our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates or materially impair the purpose of this Offer, as set forth in Section 3 of the Offer to Exchange Certain Outstanding Options dated June 26, 2002 to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

         (i) make the acceptance for exchange of, or issuance of new options for, some or all of the options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

         (ii) delay or restrict our ability, or render us unable, to accept for exchange or issue new options for some or all of the options tendered for exchange; or

         (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of CNET or our subsidiaries or affiliates, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or affiliates or materially impair the contemplated benefits of the Offer to us;

(c) there shall have occurred:

         (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

         (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;



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         (iii) the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

         (iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

         (v) any decrease of greater than 50% of the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of CNET Networks, Inc. or on the trading in our common stock;

         (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of our subsidiaries or affiliates or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

         (vii) in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof; or

         (viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on June 26, 2002;

(d) there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with this Offer;

(e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

         (i) any person, entity or group within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
         Schedule 13D or Schedule 13G with the SEC on or before June 26, 2002;

         (ii) any such person, entity or group that has filed a Schedule 13D or
         Schedule 13G with the SEC on or before June 26, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

         (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of the assets or securities of us; or




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(f) any change or changes shall have occurred in the business, condition
(financial or other), assets, income, operations, prospects or stock ownership of CNET that, in our reasonable judgment, is or may have a material adverse effect on CNET.

The conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration time. We may waive them, in whole or in part, at any time and from time to time prior to the expiration time, in our discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Schedule A will be final and binding upon all persons.






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